UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

InsPro Technologies Corporation
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

45778T 101
(CUSIP Number)

Alan Krigstein Chief Financial Officer Independence Health Group, Inc. 1901 Market Street Philadelphia, PA 19103 (215) 241-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778T 101		13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Independence Health Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 60,933,330
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 60,933,330
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,933,330
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.46%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101		13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS AmeriHealth, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 60,933,330
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 60,933,330
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,933,330
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.46%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101		13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Independence Blue Cross, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 60,933,330
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 60,933,330
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,933,330
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.46%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 45778T 101	13D	Page 5 of 8 Pages

Explanatory Note: This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons (as defined below) in connection with the acquisition of beneficial ownership of shares of Common Stock underlying convertible preferred stock and warrants of the Issuer.

Item 2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

This Schedule is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Independence Health Group, Inc.
(ii)	AmeriHealth, Inc.
(iii)	Independence Blue Cross, LLC

The address for each of the Reporting Persons is 1901 Market Street, Philadelphia, PA 19103.

Independence Blue Cross, LLC ("IBC LLC") is a Pennsylvania limited liability company wholly owned by AmeriHealth, Inc., a Pennsylvania corporation and holding company ("AmeriHealth"), which in turn is wholly owned by Independence Health Group, Inc., a Pennsylvania non-profit corporation ("IHG"). IHG, acting through its various subsidiaries and other affiliates, is engaged in the business of providing health insurance and related products and services.

Set forth in Attachment A hereto, which is incorporated herein by reference, is the name, address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of the directors and executive officers of IBC LLC, AmeriHealth and IHG as of the date hereof. Other than such directors and executive officers, and except as described in the preceding paragraph with respect to the relationships of IBC LLC, AmeriHealth and IHG, there are no persons controlling IBC LLC, AmeriHealth, or IHG.

During the last five years, none of IBC LLC, AmeriHealth or IHG (and, to the knowledge of the Reporting Persons, no individual named in Attachment A hereto), has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years, none of IBC LLC, AmeriHealth or IHG (and, to the knowledge of the Reporting Persons, no individual named in Attachment A hereto), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that IBC LLC, AmeriHealth, IHG, or such named individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented by adding the following thereto:

The working capital of IBC LLC was the source of funds used for the October 6, 2015, investment transaction described below in Item 4. A Warrant to purchase shares of the Issuer's Series B Convertible Preferred Stock, also described below, was issued in connection with the service on the Issuer's Board of Directors of an officer of IBC LLC.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented by adding the following thereto:

Effective October 6, 2015, pursuant to the terms of a Securities Purchase Agreement between IBC LLC and the Issuer (the "2015 Securities Purchase Agreement"), IBC LLC purchased 333,333 investment units from the Issuer, each consisting of one share of Series B Convertible Preferred Stock ("Series B Preferred") and a warrant to purchase 10 shares of the Issuer's Common Stock. IBC paid an aggregate cash purchase price of $999,999. Each share of the Series B Preferred is convertible into 20 shares of the Issuer's Common Stock.

On August 14, 2014 the Issuer issued to IBC LLC a warrant to purchase 30,000 shares of the Series B Preferred. As noted under Item 3 above, the issuance was made in connection with the service on the Issuer's Board of Directors of an officer of IBC LLC.

 IBC LLC presently intends to hold the above-described securities for investment purposes.

CUSIP No. 45778T 101	13D	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)  IBC LLC owns (i) 2,500,000 shares of Series B Convertible Preferred Stock of the Issuer, which are convertible into 50,000,000 shares of Common Stock, (ii) Warrants to purchase 10,333,330 shares of Common Stock, and (iii) a Warrant to purchase 30,000 shares of Series B Convertible Preferred Stock. IBC LLC and, through their ownership relationship with IBC LLC, AmeriHealth and IHG, may each be deemed to beneficially own 60,933,330 shares of Common Stock (or approximately 59.46% of the shares of Common Stock outstanding and deemed outstanding for purposes of this filing). (1)(2)

(b)  See rows (7) through (10) of the cover pages for IBC LLC, AmeriHealth and IHG at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c)  Except as described in Item 4 above, no Reporting Person nor, to the knowledge of the Reporting Persons, any individual named in Attachment A hereto, effected any transaction in the Issuer's securities during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended by adding the following with respect to the Issuer Securities reported herein:

Warrants

In connection with the transactions described under Item 4 a warrant to purchase shares of the Issuer's Common Stock ("Common Warrant") was issued on October 6, 2015 that grants IBC LLC the right to purchase, at any time up to the earlier of November 20, 2017 or a call event described below, up to 3,333,330 shares. The terms of the Common Warrant permit IBC LLC to purchase the shares of Common Stock at an exercise price of $0.15 per share. The exercise price and number of shares issuable are subject to adjustment upon the occurrence of certain events, including certain stock dividends and stock splits. The Issuer may call the Common Warrant at any point after which the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least eight times the exercise price per share (initially $1.20, subject to adjustment), provided that certain other conditions have been satisfied, in which case the Warrant will expire if not exercised within ten days thereafter.

The foregoing is a summary of certain terms of the Common Warrant and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of the Common Warrant attached as Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed October 7, 2015, which is incorporated by reference herein.

A warrant to purchase shares of the Issuer's Series B Convertible Preferred Stock ("Preferred Warrant") was issued on August 14, 2014, and grants IBC LLC the right to purchase, at any time up to May 22, 2019, up to 30,000 shares of the Issuer's Series B Convertible Preferred Stock. The terms of the Preferred Warrant permit IBC LLC to purchase the shares at an exercise price of $3.00 per share, subject to adjustment pursuant to anti-dilution provisions. The exercise price and number of shares issuable are subject to adjustment upon the occurrence of certain events, including certain stock dividends and stock splits.

The foregoing is a summary of certain terms of the Preferred Warrant and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of the Preferred Warrant attached as Exhibit 99.11 to this Schedule 13D.

CUSIP No. 45778T 101	13D	Page 7 of 8 Pages

Registration Rights

In connection with the October 6, 2015 purchase of the Issuer's Common Warrants and Series B Convertible Preferred Stock, IBC LLC and the Issuer entered into a securities registration rights agreement (the "Registration Rights Agreement") relating to the Series B Convertible Preferred Stock and the Common Stock underlying the Series B Convertible Preferred Stock and the Common Warrants (collectively, "Registrable Securities"). Under the terms of the Registration Rights Agreement, the Issuer has agreed to prepare and file with the Securities and Exchange Commission ("SEC"), within 30 days following the receipt of a demand notice from IBC LLC (or its assignee), ), a registration statement on Form S-1 (the "Registration Statement ") covering the resale of the Registrable Securities. Subject to limited exceptions, the Issuer has also agreed to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the "Securities Act "), as soon as practicable but, in any event, no later than 60 days following the date of the filing of the Registration Statement (or 120 days following the date of the filing of the Registration Statement in the event the Registration Statement is subject to review by the SEC), and agreed to use its reasonable best efforts to keep the Registration Statement effective under the Securities Act until the date that all of the Registrable Securities covered by the Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144(b)(i) promulgated under the Securities Act. In addition, if the Issuer proposes to register (except in connection with certain specified excluded registrations) any of its securities under the Securities Act in connection with the offering of such securities for cash, the Issuer shall, at such time, promptly give each holder of Registrable Securities notice of such intent, and such holders shall (subject to certain conditions) have the option to register their Registrable Securities on such additional registration statement. The Registration Rights Agreement also provides for payment of partial damages to IBC LLC under certain circumstances relating to the failure to file or obtain (or maintain) the effectiveness of the Registration Statement.

The foregoing is a summary of certain terms of the Registration Rights Agreement and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement attached as Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on October 7, 2015, which is incorporated by reference herein.

Participation Right; Restriction on Certain Securities Transactions

The terms of the 2015 Securities Purchase Agreement provide for a participation right for IBC LLC, subject to certain exceptions and limitations, which grants to IBC LLC the right to participate in future capital raising financings of the Issuer occurring during the 24 months following the effective date of the agreement. IBC LLC may participate in such financings at a level based on its ownership percentage of the Issuer on a fully-diluted basis prior to such financing.

The terms of the 2015 Securities Purchase Agreement also impose certain restriction on securities offerings by the Issuer for a period of 90 days after the agreement's effective date, as well as restrictions on specified "variable rate transactions" involving Issuer securities during the 12-month period following the effective date.

The foregoing is a summary of certain terms set forth in the 2015 Securities Purchase Agreement and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of the 2015 Securities Purchase Agreement attached as Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on October 7, 2015, which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended by adding the following Exhibits thereto:

Exhibit No.                    Description of Exhibit

99.8	Warrant to Purchase Shares of Common Stock, dated October 6, 2015 (incorporated by reference to Exhibit 4.3 to Issuer's Current Report on Form 8-K, filed on October 7, 2015).
99.9	Registration Rights Agreement, dated October 6, 2015 (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K, filed on October 7, 2015).
99.10	Securities Purchase Agreement dated October 6, 2015 (incorporated by reference to Exhibit 4.1 to Issuer's Current Report on Form 8-K filed on October 7, 2015).
99.11	Warrant to Purchase Shares of Series B Convertible Preferred Stock, dated August 14, 2014.

CUSIP No. 45778T 101	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDEPENDENCE BLUE CROSS, LLC
AMERIHEALTH, INC.
INDEPENDENCE HEALTH GROUP, INC.

/s/ Alan Krigstein
Alan Krigstein
Executive Vice President, Chief Financial Officer, and Treasurer
October 16, 2015

(1)    The beneficial ownership percentage is based on shares of the Issuer's Common Stock outstanding on August 14, 2015, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.
(2)    A previously- reported warrant to purchase 14,666,670 shares of the Issuer's Common Stock expired on September 30, 2015.

Attachment A

Board of Directors of IHG, AmeriHealth and IBC LLC

The following is a list of the members of the Board of Directors of Independence Health Group, Inc. ("IHG") and, except where otherwise noted, the members of the Board of Directors of AmeriHealth, Inc. ("AmeriHealth") and the Board of Managers of Independence Blue Cross, LLC ("IBC LLC"), setting forth their residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted. All directors and managers listed are citizens of the United States.

Name	Position	Present Principal Occupation	Home or Business Address/ Type of Business
Walter D'Alessio	Director, Chairman of the Board of IHG and AmeriHealth; Manager, Chairman of the Board, of IBC LLC	Principal	NorthMarq Advisors, LLC 1600 Market Street, Suite 1300 Philadelphia, PA 19103 (real estate advisory services)
Joseph A. Frick (1)	Director, Vice Chairman of the Board of IHG; Manager, Vice Chairman of the Board of IBC LLC	Executive Vice Chairman	Diversified Search One Commerce Square 2005 Market Street, St. 3300 Philadelphia, PA 19103 (executive search firm)
J. William Mills, III	Director, Vice Chairman of the Board of IHG; Director, AmeriHealth; Manager, IBC LLC	Retired (former President, PNC Bank)	110 Masons Way Road Newtown, PA 19073
Charles P. Pizzi	Director, First Vice Chairman of the Board of IHG; Director, Vice Chairman of the Board of AmeriHealth; Manager, Vice Chairman of the Board, IBC LLC	Retired (former President & CEO, Tasty Baking Company)	8601 Thomas Mill Terrace Philadelphia, PA 19128
Robert W. Bogle	Director/Manager	President	The Philadelphia Tribune 520-26 South 16th Street Philadelphia, PA 19146 (newspaper)
Debra L. Brady (2)	Director	Executive Director	Philadelphia Writ Service, Inc. 201 Spring Garden Street Philadelphia, PA 19123 (process servicing)
Christopher D. Butler	Director/Manager	Consultant (former IBC executive officer)	2 Lighthouse Ct. Daufuskie Island, SC 29915
Edward S. Cooper, M.D.	Director/Manager	Retired Physician	6710 Lincoln Drive Philadelphia, PA 19119

Name	Position	Present Principal Occupation	Home or Business Address/ Type of Business
Edward Coryell (2)	Director	Executive Secretary- Treasurer/Business Manager	Metropolitan Regional Council of Carpenters of Philadelphia and Vicinity 1803 Spring Garden Street Philadelphia, PA 19130 (labor organization)
A. Bruce Crawley (2)	Director	President	Millennium 3 Management, Inc. One Commerce Square 2005 Market Street, St. 3125 Philadelphia, PA 19103 (marketing/branding/PR/strategic consulting)
Nicholas DeBenedictis (2)	Director	Chairman, President & CEO	Aqua America, Inc. 762 Lancaster Ave. Bryn Mawr, PA 19010 (water and wastewater services)
Valentino F. DiGiorgio III (2)	Director	Attorney	Stradley Ronan Stevens & Young, LLP 30 Valley Stream Parkway Malvern, PA 19355 (law firm)
Patrick J. Eiding (2)	Director	President	Philadelphia Council AFL-CIO 22 S. 22nd Street – 2nd Floor Philadelphia, PA 19103 (labor organization)
Patrick D. Finley	Director/Manager	General President	Operative Plasterers' & Cement Masons' International Association of the U.S. and Canada 11720 Beltsville Drive, St. 700 Beltsville, MD 20705 (labor organization)
Vail P. Garvin, FACHE	Director/Manager	President & CEO	Central Bucks Chamber of Commerce 252 W. Swamp Road Suite 23 Doylestown, PA 18901 (business organization)
Patrick B. Gillespie	Director/Manager	Business Manager	Philadelphia Building & Construction Trades Council, AFL- CIO 4170 Woodhaven Road Philadelphia, PA 19154 (labor organization)
Nicholas A. Giordano	Director/Manager	Member of Board of Directors of mutual funds and a publicly-traded corporation	1755 Governor's Way Blue Bell, PA 19422

Name	Position	Present Principal Occupation	Home or Business Address/ Type of Business
John J. Heenan (2)	Director	Administrator	IUOE Benefit Funds 1375 Virginia Drive, Suite 102 Fort Washington, PA 19034 (union benefits administration)
Daniel J. Hilferty	Director/ Manager	President & CEO	Independence Blue Cross 1901 Market Street Philadelphia, PA 19103 (health insurance)
Hon. Renee Cardwell-Hughes	Director/Manager	Chief Executive Officer	American Red Cross Southeastern Pennsylvania 2221 Chestnut Street Philadelphia, PA 19103 (disaster relief/health & safety training and education/blood collection)
Anne F. Kelly King	Director/Manager	Chief of Staff/Accountant	Philadelphia City Council 332 City Hall Philadelphia, PA 19107 (city government)
Hon. James F. Kenney (2)	Director	Government (Philadelphia mayoral candidate)	301 Race Street #506 Philadelphia, PA 19106
Anthony J. LaRosa (2)	Director	Board Chair	Police & Fire Federal Credit Union 901 Arch Street Philadelphia, PA 19107 (credit union)
Thomas A. Leonard, Esq. (2)	Director	Partner	Obermayer, Rebmann, Maxwell & Hippel One Penn Center, 19th Floor 1617 JFK Blvd. Philadelphia, PA 19103 (law firm)
Andrew L. Lewis, IV	Director/Manager	Business Executive	356 Exeter Road Haverford, PA 19041 (consulting)
Hon. Michael D. Marino, Esq.	Director/Manager	Attorney	1093 Anders Road Collegeville, PA 19426
Alan Paul Novak, Esq.	Director/Manager	Attorney / Consultant	1302 West Chester Road Coatesville, PA 19320
Denis P. O'Brien	Director/Manager	Executive Vice President-Exelon Corp.; CEO-Exelon Utilities	Exelon 2301 Market Street, S26-1 Philadelphia, PA 19103 (energy company)

Name	Position	Present Principal Occupation	Home or Business Address/ Type of Business
Thomas G. Paese, Esq.	Director/Manager	Private Investor	1933 19th Street, N.W. Washington, DC 20009
Michael V. Puppio, Jr., Esq. (2)	Director	Partner	Rafaele & Puppio 19 W. 3rd Street Media, PA 19063 (law firm)
Pedro A. Ramos, Esq. (2)	Director	President & CEO	The Philadelphia Foundation 1234 Market Street Suite 1800 Philadelphia, PA 19107 (philanthropic foundation)
William R. Sautter (2)	Director	President & CEO	Elliott-Lewis Corp. 2900 Black Lake Place Philadelphia, PA 19154 (facilities management/mechanical services)
James C. Schwartzman, Esq.	Director/Manager	Attorney	Stevens & Lee 1818 Market Street, 29th Floor Philadelphia, PA 19103 (law firm)
Robert W. Sorrell	Director/Manager	Consultant	601 Township Line Road Elkins Park, PA 19027
Daniel L. Woodall, Jr.(2)	Director	Business Manager	Laborers' International Union of North America 740 Sandy Street Norristown, PA 19401 (labor organization)

(1)	Member of IHG and IBC LLC Boards only.
(2)	Member of IHG Board only.

Executive Officers of IHG and IBC LLC

The executive officers of IHG and IBC LLC are listed below. Each has a business address at 1901 Market Street, Philadelphia, PA 19103. Positions shown are the present principal occupation of each named individual, and all are citizens of the United States.

Name Daniel J. Hilferty Yvette D. Bright Christopher Cashman Thomas A. Hutton, Esq. Alan Krigstein Richard J. Neeson Paul A. Tufano, Esq. I. Steven Udvarhelyi, M.D.
Position

President and Chief Executive Officer
Executive Vice President and Chief Transformation Officer
Executive Vice President and President, Commercial Markets
Senior Vice President, General Counsel & Corporate Secretary
Executive Vice President, Chief Financial Officer and Treasurer
Executive Vice President and President Expanding Markets
Executive Vice President and President-Government Markets
Executive Vice President, Health Services and Chief Strategy Officer

Executive Officers of AmeriHealth, Inc.

The executive officers of AmeriHealth are Daniel J. Hilferty (President and Chief Executive Officer), Alan Krigstein (Executive Vice President, Chief Financial Officer and Treasurer), and Thomas A. Hutton, Esq. (Senior Vice President, General Counsel and Corporate Secretary).  Each of the AmeriHealth executive officers is also an executive officer of IHG and IBC LLC, and appears in the list set forth above.

Exhibit No. 99.11

WARRANT
NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO (I) (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY OR (II) RULE 144 OR RULE 144A UNDER THE SECURITIES ACT. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

INSPRO TECHNOLOGIES CORPORATION

 SERIES B PREFERRED STOCK WARRANT
Warrant No. ITCC-B-012	Date of Original Issuance: August 14, 2014
InsPro Technologies Corporation, a Delaware corporation (the "Company"), hereby certifies that Independence Blue Cross, LLC (the "Holder") is entitled to purchase from the Company, subject to the terms and conditions set forth herein at any time from August 14, 2014 ("Warrant Issue Date") until May 22, 2019 ("Expiration Date") up to a total of 30,000 shares of Series B Convertible Preferred Stock, $0.001 par value per share (the "Preferred Stock") of the Company at an exercise price equal to $3.00 per share (as adjusted from time to time as provided herein, the "Preferred Stock Exercise Price"). This Warrant will expire on the Warrant Expiration Date.
The shares of Preferred Stock issuable pursuant to this Warrant are sometimes hereinafter referred to as the "Warrant Shares" and individually as a "Warrant Share"). The Preferred Stock Exercise Price is sometimes hereinafter referred to as the "Exercise Price." This warrant and any warrants issued in exchange, transfer or replacement hereof, are referred to herein as the "Warrant."
1.            Registration of Warrant. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.
2.            Term of Warrant.
(a)            The Warrant shall expire on the Expiration Date, unless it is terminated at an earlier date pursuant to the provisions of this Agreement.
3.            Restrictions on Exercise. Only the Holder or the beneficiary holder may exercise the Warrant. The beneficiary holder is any entity that either acquires the Holder or is the surviving entity as a result of a merger involving the Holder (the "Beneficiary Holder").
4.            Registration of Transfers. Subject to the terms of Section 2, this Warrant is not transferable. The rights and interests of the Holder under this Warrant may not be sold, assigned, encumbered or otherwise transferred except, to a Beneficiary Holder. Upon notification of the existence of a Beneficiary Holder the Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with a copy of the usual and customary evidence of the acquisition of or the merger involving the Holder and instructions as to titling and delivery completed and signed, to the Company at its address specified herein. Upon such notification a new Warrant to purchase Preferred Stock, in substantially the form of this Warrant (any such new Warrant, a "New Warrant"), shall be issued to the Beneficiary Holder. The acceptance of the New Warrant by the Beneficiary Holder thereof shall be deemed the acceptance by such Beneficiary Holder of all of the rights and obligations of a holder of a Warrant.
5.            Exercise and Duration of Warrants. Notwithstanding the terms described in Sections 2 and 3, this Warrant shall be exercisable by the registered Holder at any time and from time to time on or after the Warrant Issue Date to and including the Expiration Date. At 11:59 p.m., New York City time on the Expiration Date, the portion of this Warrant not exercised (or called) prior thereto shall be and become void and of no value.

6.            Delivery of Warrant Shares; Disposition of Warrants and Warrant Shares.
(a)            To effect exercises hereunder, the Holder shall not be required to physically surrender this Warrant. Execution and delivery via facsimile of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery via facsimile of the Exercise Notice for all of the Warrant Shares shall have the same effect as cancellation of the original Warrant after delivery of the Warrant Shares. Upon such delivery of the attached Exercise Notice to the Company (with the attached Warrant Shares Exercise Log) at its address for notice set forth herein and upon payment of the then-applicable Exercise Price multiplied by the number of Warrant Shares that the Holder intends to purchase hereunder, the Company shall on or before the third (3d) Trading Day after receipt thereof issue and deliver to the Holder, a certificate for the Warrant Shares issuable upon such exercise. The Company shall, upon request of the Holder and subsequent to the date on which a registration statement covering the resale of the Warrant Shares has been declared effective by the Securities and Exchange Commission, use commercially reasonable efforts to deliver Warrant Shares hereunder electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions ("DTC"), if available, provided, that, the Company may, but will not, be required to change its transfer agent if its current transfer agent cannot deliver Warrant Shares electronically through the DTC. A "Date of Exercise" means the date on which the Holder shall have delivered to the Company: (i) the Exercise Notice (with the Warrant Exercise Log attached to it) via facsimile, appropriately completed and duly signed and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the Holder to be purchased. On the Date of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder's DTC account or the date of delivery of the certificates evidencing such Warrant Shares (as the case may be).
(b)            The Company's obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Preferred Stock upon exercise of this Warrant.
(c)            The Warrants are not transferable.
(d)            The Warrant Shares may only be disposed of in compliance with state and federal securities laws.
(e)            The Warrants shall contain the legend set forth above and the stock certificates evidencing the Warrant Shares will contain the following legend:
THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO (I) (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY OR (II) RULE 144 OR RULE 144A UNDER THE SECURITIES ACT. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.
7.            Charges, Taxes and Expenses. Issuance and delivery of certificates for Warrant Shares upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other similar incidental tax or expense in respect of the issuance of such certificates, all of which such taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder or any of its affiliates. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.
8.            Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and a customary and reasonable indemnity (which shall not include a surety bond), if requested. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable procedures and pay such other reasonable third-party costs as the Company may prescribe. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company's obligation to issue the New Warrant.

9.            Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved shares of Preferred Stock or Common Stock, as the case may be, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of Persons other than the Holder (taking into account the adjustments and restrictions of Section 10). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable.
10.            Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 10.
(a)            Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Preferred Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Preferred Stock, (ii) subdivides outstanding shares of Preferred Stock into a larger number of shares, or (iii) combines outstanding shares of Preferred Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Preferred Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Preferred Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.
(b)            Fundamental Transactions. If, at any time while this Warrant is outstanding, (1) the Company effects any merger or consolidation of the Company with or into another Person, (2) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Preferred Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) the Company effects any reclassification of the Preferred Stock or any compulsory share exchange pursuant to which the Preferred Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then the Holder shall have the right for a period of 30 days subsequent to the Company's notification to the Holder of the occurrence of a Fundamental Transaction to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Preferred Stock then issuable upon exercise in full of this Warrant (the "Alternate Consideration"). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Preferred Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Preferred Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such surviving entity to comply with the provisions of this paragraph (b) and insuring that the Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.
(c)            Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section, unless waived in writing by the Holder with respect to a particular adjustment, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.
(d)            Calculations. All calculations under this Section 10 shall be made to the nearest cent or the nearest 11100th of a share, as applicable. The number of shares of Preferred Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Preferred Stock.
(e)            Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 10, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and promptly prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request of a Holder, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company's transfer agent.
(f)            Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Preferred Stock, including, without limitation, any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least 10 calendar days prior to the applicable record or effective date on which a Person would need to hold Preferred Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information, the Company shall simultaneously file such notice pursuant to a Current Report on Form 8-K.

11.            Payment of Exercise Price. The Holder shall pay the Exercise Price by delivery to the Company of immediately available funds.
12.            No Rights as Stockholder. Until the exercise of this Warrant, the Holder shall not have or exercise any rights by virtue hereof as a stockholder of the Company. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 12, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.
13.            No Fractional Shares. No fractional shares of Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares which would, otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the VWAP of the shares of Common Stock for the 5 Trading Day period immediately preceding the Date of Exercise multiplied by 20.
14.            Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 5:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service with next day delivery specified, or (iv) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (i) if to the Company, to InsPro Technologies Corporation, 150 N. Radnor-Chester Road, Radnor, PA 19087, Facsimile: (484) 654-2212, Attention: Chief Executive Officer, or such other address as the Company shall so notify the Holder, or (ii) if to the Holder, to the address or facsimile number appearing on the Warrant Register or such other address or facsimile number as the Holder may provide to the Company in accordance with this Section.
15.            Warrant Agent. The Company shall serve as warrant agent under this Warrant. Upon 10 days' notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.
16.            Definitions. For purposes of this Warrant, the following terms shall have the following meanings:
(a)            "Bloomberg" means Bloomberg Financial Markets.
(b)            "Cause" means, except to the extent specified otherwise by the Board of Directors of the Company (the "Board"), a finding by the Board that the Holder (i) has breached his or her employment or service contract with the Company, (ii) has engaged in disloyalty to the Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty, (iii) has disclosed trade secrets or confidential information of the Company to persons not entitled to receive such information, (iv) has breached any written non-competition, non-solicitation or confidentiality agreement between the Holder and the Company or (v) has engaged in such other behavior detrimental to the interests of the Company as the Board determines.
(c)            "Common Stock" means the Company's common stock, $0.001 par value per share.
(d)            "Disability" means a Holder's becoming disabled within the meaning of section 22(e)(3) of the Internal Revenue Code of 1986, within the meaning of the Company's long-term disability plan, if applicable, or as otherwise determined by the Company's Board.
(e)            "Eligible Market" means the Principal Market, The New York Stock Exchange, Inc., the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the American Stock Exchange.
(f)            "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.
(g)            "Principal Market" means the National Association of Securities Dealers, Inc. OTC Bulletin Board.
(h)            "Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction.
(i)            "Trading Day" means any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded; provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

(j) "VWAP" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded) during the period beginning at 9:30:01 a.m., New York City Time, and ending at 4:00:00 p.m., New York City Time, as reported by Bloomberg through its "Volume at Price" function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York City Time, and ending at 4:00:00 p.m., New York City Time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 19. All such determinations shall be appropriately adjusted for any share dividend, share split or other similar transaction during such period.
17.            Rights Upon Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Preferred Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Holder will be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Preferred Stock acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Preferred Stock are to be determined for the participation in such Distribution.
18.            Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Preferred Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (iii) shall, so long as any of the Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Warrant Shares, solely for the purpose of effecting the exercise of the Warrants, the maximum number of shares of Preferred Stock as shall from time to time be necessary to effect the exercise of the Warrants then outstanding (without regard to any limit on exercise contained therein).
19.            Miscellaneous.
(a)            This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder and their successors and assigns.
(b)            All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of this Warrant and the transactions herein contemplated ("Proceedings") (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of Wilmington, State of Delaware (the "Delaware Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any Delaware Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Warrant or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of this Warrant, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.
(c)            The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.
(d)            In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.
INSPRO TECHNOLOGIES CORPORATION

By: /s/ Anthony R. Verdi

Name: Anthony R. Verdi

Title: Chief Executive Officer

INSPRO TECHNOLOGIES CORPORATION
WARRANT ORIGINALLY ISSUED AUGUST 14, 2014
 WARRANT NO. ITCC-B-012
EXERCISE NOTICE
TO INSPRO TECHNOLOGIES CORPORATION:
The undersigned holder hereby exercises the right to purchase _________________ of the shares of Preferred Stock ("Warrant Shares") of InsPro Technologies Corporation., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.
1.            Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:
______________	a "Cash Exercise" with respect to ______________ Warrant Shares.
2.            Payment of Exercise Price. The holder shall pay the aggregate Exercise Price in the sum of $_________________ to the Company in accordance with the terms of the Warrant.
3.            Delivery of Warrant Shares. The Company shall deliver to holder, ____________ Warrant Shares in accordance with the terms of the Warrant. Delivery shall be made to holder to the following address:
___________________________________
___________________________________
___________________________________
___________________________________

Date: _______________________, ___________
Name of Registered Holder
By: _____________________________________
Name:
Title:

Warrant Shares Exercise Log
Date	Number of Warrant Shares Available to be Exercised	Number of Warrant Shares Exercised	Number of Warrant Shares Remaining to be Exercised

End of Document